UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report(Date of earliest event reported): November 15, 2024

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

Suite 1411

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed July 15, 2024, which can be found here.

Loan Sell Agreement

On November 11, 2024, the Company entered into an Agreement with McCormick 101, LLC for the sale of the following loans:

Borrower	Loan Start Date	Loan End Date	Term (in months)	Interest Rate	Loan Amount
Landa App LLC - 157 A WELLS ROAD JENKINSBURG GEORGIA LLC	2023-07-17	2025-07-17	24	SOFR + 3.5%	$132,972
Landa App LLC - 8697 ASHLEY WAY DOUGLASVILLE GEORGIA LLC	2024-03-15	2026-03-14	24	SOFR + 3.5%	$131,075
Landa App LLC - 843 TRAMORE DRIVE STOCKBRIDGE GEORGIA LLC	2023-10-26	2025-10-26	24	SOFR + 3.5%	$117,293
Landa App LLC - 8691 ASHLEY WAY DOUGLASVILLE GEORGIA LLC	2023-11-29	2025-11-29	24	SOFR + 3.5%	$89,133
Landa App LLC - 107 Oakwood Circle Griffin GA LLC	2023-06-08	2025-06-09	24	SOFR + 2%	$119,269
Landa App LLC - 8667 ASHLEY WAY DOUGLASVILLE GEORGIA LLC	2023-12-19	2025-12-19	24	SOFR + 3.5%	$82,042

The total proceeds from the sale are $604,605.60

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular. Further information detailing the calculation of cash available for distribution for the Company is available on the Landa Mobile App, which is available on iOS and Android devices, and/or the Landa website (www.landa.app).

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Loan Sale Agreement between Landa Financing LLC and McCormick 101, LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2024

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President